MARINUS PHARMACEUTICALS, INC.

5 Radnor Corporate Center, Suite 500

100 Matsonford Rd

Radnor, PA 19087

April 11, 2023

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tim Buchmiller

Re:	Marinus Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed March 31, 2023
File No. 333-271041
Request for Acceleration of Effective Date

Dear Mr. Buchmiller:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Marinus Pharmaceuticals, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 and declare such Registration Statement effective as of 4:00 p.m., Eastern Time, on April 11, 2023, or as soon thereafter as possible.

Please direct any questions or comments concerning this request to Stephen M. Nicolai of Hogan Lovells US LLP at (267) 675-4642. Also, please notify Mr. Nicolai when this request for acceleration has been granted.

Very truly yours,

MARINUS PHARMACEUTICALS, INC.

By:	/s/ Steven Pfanstiel
Name:	Steven Pfanstiel
Title:	Chief Financial Officer, Chief Operating Officer and Treasurer